Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Sunstone Hotel Investors, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-170365 and 333-155098) on Form S-8 and (No. 333-193311) on Form S-3 of Sunstone Hotel Investors, Inc. of our report dated January 3, 2014, with respect to the combined balance sheet of Dune/DiNapoli SFHR LLC and Dune/DiNapoli SFHR Operator LLC and subsidiaries as of December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows for the year then ended, and related notes to the combined financial statements which report appears in the current report on Form 8-K/A of Sunstone Hotel Investors, Inc. expected to be filed on January 13, 2014. Our report contains an emphasis of a matter paragraph that states the hotel was sold on December 2, 2013.

/s/ KPMG LLP

San Francisco, California
January 10, 2014